Welsbach Technology Metals Acquisition Corp.

January 24, 2025

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Office of Manufacturing

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Charles Eastman
Ernest Greene
Sarah Sidwell
Geoffrey Kruczek

Re:	Welsbach Technology Metals Acquisition Corp. Amendment No. 1 Registration Statement on Form S-4 Filed on January 24, 2025 File No. 333-283119

On behalf of Welsbach Technology Metals Acquisition Corp. (“WTMA”), Evolution Metals LLC (“EM”), Critical Mineral Recovery, Inc. (“CMR”), Handa Lab Co., Ltd. (“Handa Lab”), KMMI Inc. (“KMMI”), KCM Industry Co., Ltd. (“KCM”) and NS World Co., Ltd. (“NS World” and collectively with WTMA, EM, CMR, Handa Lab, KMMI and KCM, the “Co-Registrants,” “we,” “our” or “us”), we transmit herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 10, 2024 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 1, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Amendment No. 1 to Registration on Form S-4

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the Sponsor is not a non-U.S. person, but Mr. Daniel Mamadou, one of the managing members and controlling persons of the Sponsor, is a Spanish citizen, and certain of the Sponsor’s members are, or have substantial ties with, non-U.S. persons. Further, the Korean Companies are each organized under the laws of the Republic of Korea and have management and directors that are non-U.S. persons, and certain PIPE Investors may be non-U.S. persons. Accordingly, we have revised the disclosure on pages 67, 86-87, 207 and 276 of Amendment No. 1 to describe these facts and discuss how they could trigger review by CFIUS or another U.S. government entity, which could impact the Co-Registrants’ ability to complete the Business Combination. Further, we have added a risk factor on pages 86-87 of Amendment No. 1 titled “WTMA may not be able to complete the Business Combination, or another initial business combination, since such initial business combination may be subject to regulatory review and approval requirements, including foreign investment regulations and review by government entities such as CFIUS, or may be ultimately prohibited.” This risk factor discusses the risk to investors that WTMA may not be able to complete an initial business combination with a target company should the Business Combination be subject to review by a U.S. government entity, such as CFIUS, or ultimately prohibited. Additionally, the consequences of liquidation to investors is discussed under “Information About WTMA—Effecting a Business Combination—Liquidation if No Business Combination” on page 278 of Amendment No. 1.

January 24, 2025

2.	Disclose, as of the most recent practicable date, the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. Please refer to Item 1603(a)(7) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 274 of Amendment No. 1 accordingly.

3.	Describe any agreement, arrangement, or understanding between the SPAC sponsor and the special purpose acquisition company, its officers, directors, or affiliates with respect to determining whether to proceed with a de-SPAC transaction. Please refer to Item 1603(a)(5).

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 285-286 of Amendment No. 1 accordingly.

4.	Disclose any material interests in the de-SPAC transaction or any related financing transaction: held by the SPAC sponsor or the special purpose acquisition company’s officers or directors, including fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target companies; or held by the target companies’ officers or directors that consist of any interest in, or affiliation with, the SPAC sponsor or the special purpose acquisition company. Please refer to Item 1605(d) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 26, 57, 59-61, 201 and 205-206 of Amendment No. 1 accordingly.

5.	Please revise the disclosure regarding the exclusive forum provision so that the scope of that provision is consistent each time it is mentioned and also is consistent with your proposed articles. For example, on Page 84, you disclose that the provision does not apply to claims arising under the Exchange Act, but that scope carve-out is not included elsewhere in your document or in your proposed articles.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 96 of Amendment No. 1 so that the description of the scope of the exclusive forum provision is consistent each time it is mentioned in Amendment No. 1 and is also consistent with the Proposed Charter.

6.	On pages 400 and in your proposed charter, you disclose a 60% threshold for the removal of directors of New EM. On Page 404, you disclose a majority threshold for removal of “officers” of New EM. Please reconcile.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 467 of Amendment No. 1 to clarify that any director of New EM may be removed from office at any time by the affirmative vote of holders of more than 60% of the voting power of all then outstanding shares of capital stock of New EM, as also described on page 462 of Amendment No. 1 and page Annex B-4 in the Proposed Charter.

7.	Please revise to provide the disclosures required by Item 1605(b)(6) for each target company, the SPAC and their respective security holders as a result of the de-SPAC transaction, not merely the Korean targets and not merely the tax consequences of exercising redemption rights. Also note the requirements of Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19, which is available on our Web site.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 20-22, 99-100, 241-245 and 248-251 of Amendment No. 1 accordingly.

January 24, 2025

8.	The first heading on Page 139 does not match the text after that heading. Revise or advise.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 153 of Amendment No. 1 accordingly.

9.	The headings on pages 164-65 mention interests of the Korean targets’ officers and directors, but no such interests are described in the text that follows. Please revise to describe those interests.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 60 and 61 and 206 of Amendment No. 1 accordingly.

10.	Please expand the first full paragraph on Page 380 to explain in greater detail the purposes to which you intend to devote the proceeds from the PIPE financing and BCG Debt Facility.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 441 of Amendment No. 1 accordingly.

Cover Page

11.	Please briefly describe any material financing transactions that have occurred since the initial public offering. In this regard, we note that 8 extension notes and 7 working capital notes have been issued in connection with the extension of the business combination deadline. Please refer to Item 1604(a)(2) of Regulation S-K. We also note the anticipated BCG Debt Facility.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on the cover page of Amendment No. 1 accordingly.

12.	Please disclose whether the Sponsor Compensation may result in material dilution of the equity interests of non-redeeming shareholders and provide a cross-reference to the locations of related disclosure in the prospectus. Please refer to Item 1604(a)(3) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on the cover page and pages 14-16, 50-51, 57, 97-98, 198-199, 201 and 277 of Amendment No. 1 accordingly.

13.	Please revise your disclosure here, in your proxy statement/prospectus summary, and elsewhere as appropriate in your filing, to address whether the Sponsor, officers or directors of WTMA have any actual or potential material conflicts of interest, including any material conflict of interest that may arise in determining whether to proceed with the business combination, with unaffiliated security holders of the SPAC. Refer to Item s 1603(b), 1604(a)(4), and 1604(b)(3) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on the cover page and pages 57-59, 83-84 and 201-204 of Amendment No. 1 accordingly.

14.	If approval of any or all of the proposals included in your document is assured, as indicated by your disclosure in the letter to the shareholders, revise to state so specifically and to highlight that for investors.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on the cover page and in the notice of special meeting of stockholders of WTMA included in Amendment No. 1 accordingly, and have highlighted the new disclosure in bold text.

January 24, 2025

Q&A
What equity stake will current WTMA stockholders, the EM Unitholders and other stakeholders hold in New EM immediately after the, Page 12

15.	We note that you provided tables that detail the ownership in New EM after the Business Combination, assuming no redemption and maximum redemption. Please revise to include additional columns for different redemption levels. Additionally, outside of the table, please describe each material potential source of future dilution that may occur, including sources not referenced in the table. Refer to Item 1604(c) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 13-14, 49-50, 97 and 196-197 of Amendment No. 1 accordingly.

Combined Business Summary, Page 33

16.	Please disclose how the parties arrived at the $6.2 billion pre-money enterprise valuation for New EM, including the methodology employed in reaching the valuation.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 37 of Amendment No. 1 to include a cross-reference to the disclosure regarding how the parties arrived at the $6.2 billion premoney enterprise valuation for New EM, including the methodology employed in reaching the valuation, under the section titled “Merger Agreement Proposal—New EM Valuation Methodology” on pages 153-164 of Amendment No. 1.

Risk Factors

Risks Related to the Business Combination and WTMA, Page 73

17.	We note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on December 30, 2024. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered “covered securities.”

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that on December 31, 2024, WTMA received a letter from the Listing Qualifications department of Nasdaq stating that WTMA no longer complies with the requirements of Nasdaq Rule IM 5101-2(b) for continued listing on Nasdaq because WTMA failed to complete a business combination within 36 months of the date of effectiveness of its IPO registration statement, and on January 7, 2025, WTMA’s securities were suspended and delisted from Nasdaq. In light of this fact and in response to the Staff’s comment, we have revised the risk factors on pages 87-88, as well as the related disclosure on the cover page and on pages 11-12 and 273 of Amendment No. 1 accordingly.

January 24, 2025

You may not have the same benefits as an investor in an underwritten public offering, page 97

18.	We note your risk factor on pg. 97 that WTMA has engaged a financial advisor in connection with the business combination. Please revise your disclosure here and in the discussion of the business combination section to identify the financial advisor and what services they have provided WTMA. Also note your disclosure obligations regarding reports, opinions and appraisals pursuant to Item 1607 of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that while WTMA previously engaged an investment bank to provide financial advice in connection with the cashless extension of WTMA’s public stockholder redemption rights, such engagement did not involve the evaluation, structuring or negotiation of the Business Combination. We have revised the disclosure on page 110 of Amendment No. 1 accordingly.

A recent fire at CMR’s recycling facility could have a material adverse effect on New EM’s business, financial condition and results of oper, Page 99

19.	We note CMR’s reliance on a single supplier, Interco Trading, Inc. Please expand your disclosure here and in CMR’s discussion of business section to describe the material terms of its supply and related arrangements. File material supply agreements as exhibits to the registration statement. To the extent you have agreed upon the terms of the trade agreement mentioned on Page 100, disclose those terms.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 48, 112 and 153 of Amendment No. 1 accordingly. A copy of the Interco Master Trade Agreement has been filed as Exhibit 10.40 to Amendment No. 1 and the exhibit index has been updated accordingly.

January 24, 2025

Merger Agreement Proposal, Page 120

20.	Please revise your disclosure here or elsewhere as appropriate to discuss both the benefits and detriments of the business combination transaction and any related financing transactions on WTMA, EM and the other co-registrants. The benefits and detriments of the de-SPAC transaction and any related financing transactions must be quantified to the extent practicable. Refer to Item 1605(c) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 183-186 of Amendment No. 1 accordingly.

Closing Conditions, Page 134

21.	Your disclosure indicates that all parties may agree to waive the closing condition that the New EM Common Stock be approved for listing on Nasdaq. However, your disclosure on Page 75 indicates that such a condition may not be waived. Please revise or advise as to this inconsistency. Please also discuss this condition, and the related risks, in light of the potential suspension and delisting of the SPAC’s securities as a result of not having completed a business combination within 36 months of the SPAC’s IPO.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the closing condition that the New EM Common Stock be approved for listing on Nasdaq may be waived in writing by all the parties to the Merger Agreement. We have revised the disclosure on page 84 of Amendment No. 1 to remove the inconsistent statement. We have also added disclosure discussing this condition and the related risks, in light of the delisting of WTMA’s securities from Nasdaq on January 7, 2025, on the cover page and pages 11-12, 38, 85-88, 122 and 273 of Amendment No. 1.

Related Agreements, Page 136

22.	This section includes disclosure related to three agreements, but your disclosure elsewhere describes numerous other agreements that appear to be related to the business combination. Please revise to discuss those agreements.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 44-48 and 149-153 of Amendment No. 1 accordingly.

About New EM, Page 139

23.	Please expand your disclosures to explain in greater detail your basis for presenting significant projected revenue growth, year over year, when your company has minimal operations and also operates in a competitive industry. In this regard, please also segregate your projected revenue by product lines and geographic location, as applicable. In your response, please address the key assumptions used to estimate future pricing and demand for your products.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 154-164 of Amendment No. 1 accordingly.

January 24, 2025

24.	We note your disclosure here that EM provided projections that the WTMA board of directors considered in conducting the business combination. These projections do not appear to have been provided in the registration statement. Please include these projections and disclosure required by Item 1609 of Regulation S-K or advise. Also ensure your disclosure regarding the negotiations of the transactions explains clearly when the projections were generated, particularly in relation to the CMR fire, who generated them, when they were provided, how they were used and relate to the merger consideration and/or valuations of the target companies and whether, and if so how, they relate to the board’s conclusion regarding the fairness of the consideration and advisability of the transaction.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 154-164, 168-182 191-192 and 193-194 of Amendment No. 1 accordingly.

Discussions and Negotiations with EM, Page 146

25.	Please revise your disclosure in this section to describe negotiations relating to material terms of the transactions, including but not limited to structure, consideration, and continuing employment or involvement for any persons affiliated with the SPAC before the merger. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues (including proposals and counter-proposals), and how you reached agreement on the final terms. Also note that this comment applies to negotiations related to each of the agreements related to the merger agreement, in addition to negotiations related to the merger agreement. It should be clear from your revised disclosures how the specific nature and amount of consideration evolved. It should also be clear how the valuation of each company was determined, what valuation was proposed and how it changed during negotiations.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 168-182 of Amendment No. 1 accordingly.

26.	Clarify the reference of Page 150 to “modified structure of the transaction” and how it differed from the prior structure, as well as who proposed it.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 179-182 of Amendment No. 1 accordingly.

27.	Expand to explain clearly and in specific, concrete detail the “revaluation” of CMR mentioned on Page 150, including the analysis, assumptions and negotiations underlying it.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 180-181 of Amendment No. 1 accordingly.

28.	Refer to the last two paragraphs on Page 151. Expand to explain exactly how the individuals and entities involved reached the conclusion that an equity value of over $6.1 billion for all target companies is fair. Describe specifically all material analyses conducted and underlying assumptions and estimates.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 154-164, 168-182, 191-192 and 193-194 of Amendment No. 1 accordingly.

January 24, 2025

29.	Refer to Page 147, where you disclose entry into agreements with each Korean target. However, there does not appear to be disclosure regarding the negotiations with each of those entities. Please revise to disclose those negotiations.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 170-175 of Amendment No. 1 accordingly.

The WTMA Board’s Reasons for the Business Combination, Page 151

30.	Please revise this section and the one discussing EM Board’s reasons for the business combination to expand the discussion of WTMA and EM’s reasons for engaging in the business combination and whether either entity considered other transactions, such as EM conducting a traditional IPO, in lieu of a de-SPAC. In addition, discuss the reasons for the timing of the merger for the parties. Refer to Item 1605(b)(3).

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 193-195 of Amendment No. 1 accordingly.

Dilution, Page 158

31.	Please revise your dilution table to also give effect to all material probable transactions such as the convertible promissory notes and the related issuance of the Sponsor’s Convertible Extension Notes and Working Capital Notes. Outside of the table, describe each material potential source of future dilution that non-redeeming shareholders may experience such as the issuance of shares upon the exercise of the PIPE Transaction. Refer to Item 1604(c) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 14-16, 50-51 and 198-199 of Amendment No. 1 accordingly.

Interests of KCM’s Directors and Executive Officers in the Business Combination, Page 164

32.	Please describe any actual or potential material conflicts of interest that could arise between all the Korean target companies (KCM, KMMI, Handa Lab and NS World), their respective officers or directors and unaffiliated security holders. Please see Item 1603(b) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 60-61 and 206-207 of Amendment No. 1 accordingly.

January 24, 2025

Accounting Treatment of the Business Combination, Page 206

33.	We note that you have identified CMR as the predecessor for accounting purposes. Please provide your analysis that supports this conclusion. Provide us the specific accounting literature that supports your conclusion.

Response: We respectfully acknowledge the Staff’s comment. Based on our analysis of the relevant facts and circumstances, as well as the applicable accounting guidance, we have concluded that CMR represents the predecessor entity for accounting purposes, whose historical financial statements will become those of the registrant. Our conclusion is supported by the following:

●	Regulation C, Rule 405 under the Securities Act of 1933 defines “predecessor” as “a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person.” In the Business Combination, WTMA will acquire EM and the Operating Companies, including CMR. As WTMA is a special purpose acquisition company with nominal operations, it should not be considered the predecessor.

●	In assessing which of the Operating Companies represents the predecessor, we considered the following factors outlined in the EY Technical Line publication “Navigating the requirements for merging with a special purpose acquisition company (March 2024)”:

1)	The acquired business that will constitute the major portion of the business or operations of the combined entity

●	CMR’s assembled workforce, developed technology, intellectual property, commercial relationships, and operational expertise are expected to constitute the major portion of the operations of the combined entity post-Business Combination. Many of CMR’s existing procedures, operational know-how and systems will be applied to the combined entity.

2)	The relative size and fair value of the entities

●	The historical asset base and revenue of CMR has been larger compared to the other Operating Companies. While a fire incident on October 30, 2024, has impacted CMR’s facility and ability to generate revenue in the immediate term, the preliminary fair value measurement of total assets to be acquired from CMR is expected to significantly exceed that of the other Operating Companies. The anticipated rebuild and significant expansion of the CMR facility is expected to restore its revenue-generating capacity.

3)	The ongoing management structure and operations of the combined entity

●	CMR is expected to have significant influence in the ongoing management structure of the combined entity relative to the other Operating Companies, with CMR’s current chief executive officer assuming the role of co-chief executive officer of New EM post-Business Combination.

In conclusion, while the unique nature of the Business Combination involves multiple operating entities, based on our analysis of the relevant factors, CMR represents the “major portion” of the combined entity and therefore is determined to be the predecessor, whose historical financial statements will become those of the registrant.

We believe our conclusion is consistent with the objectives of Regulation C, Rule 405 and the Commission’s guidance for de-SPAC transactions.

January 24, 2025

Unaudited Pro Forma Condensed Combined Balance Sheet As of June 30, 2024, Page 209

34.	Please revise your balance sheet to show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

Response: We respectfully acknowledge the Staff’s comment and have revised the Unaudited Pro Forma Condensed Combined Balance Sheet on pages 255-257 of Amendment No. 1 accordingly.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 3 Calculation of estimated purchase consideration and preliminary purchase price allocation for the Precedent Transactions, Page 218

35.	We note the estimated purchase price allocation for the five disclosed entities is partially complete. Please tell us when you anticipate completing the table to include the missing captions to arrive at Goodwill for the entities. In your response, please also address the Recent Development disclosure, on Page 36, regarding the October 30, 2024 fire which occurred at CMR’s recycling facility, which represented all of CMR’s operating revenue, resulting in a total financial loss of the facility.

Response: We respectfully acknowledge the Staff’s comment and have revised the Unaudited Pro Forma Condensed Combined Balance Sheet to include the missing captions to arrive at Goodwill for the entities on page 255 of Amendment No. 1 accordingly. We note that underlying valuation assumptions have been revised to reflect the current and ongoing impact to future cash flows resulting from the October 30, 2024 fire at CMR’s battery recycling facility. Such revisions are reflected in the CMR Goodwill balance as calculated and additional disclosures have been added.

36.	We note you included cash consideration of $125 million related to the acquisition of CMR. However, on pages F-86 and F-97, you disclose total consideration of $400 million comprised of $225 million in stock and $175 million in cash. Please revise your disclosures to correct this inconsistency.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 180 and 181 of Amendment No. 1 accordingly.

Unaudited Pro Forma Condensed Combined Balance Sheet

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, Page 219

37.	We note your adjustment of $490 million reflecting the cash proceeds from the concurrent PIPE Investment. We note your disclosure on Page 34, that the “closing of the PIPE Anchor Equity Investment and Debt Facility is subject to the satisfactory completion of BCG’s on-going due diligence, final investment approvals, execution of an equity subscription agreement, execution of a debt facility agreement, the Closing, and other closing conditions.” Please clarify the extent to which you have or do not have a firm commitment of such funding and discuss any other related uncertainties.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 37-38 of Amendment No. 1 accordingly. The adjustment of $490 million in the Unaudited Pro Forma Condensed Combined Balance Sheet reflects the anticipated cash proceeds from the PIPE Anchor Equity Investment. However, as disclosed on pages 37-38, the closing of these funding arrangements is subject to several conditions, including the satisfactory completion of BCG’s ongoing due diligence, final investment approvals, execution of an equity subscription agreement, execution of a debt facility agreement, the Closing, and other closing conditions.

January 24, 2025

At this time, WTMA does not have an unconditional firm commitment for this funding, as the completion of the PIPE Investment and Debt Facility remains contingent upon the satisfaction of these conditions. While WTMA has received indications of interest and initial commitments, these commitments are subject to the aforementioned contingencies, and there is no guarantee that the funding will be secured in full or on the terms anticipated.

Given these uncertainties, the inclusion of the $490 million adjustment in the Unaudited Pro Forma Condensed Combined Balance Sheet reflects management’s current expectation that these conditions will be satisfied and the funding will be completed as planned. However, there is a risk that the conditions may not be met, or the funding could be delayed or reduced, which would have a material impact on WTMA’s financial position and ability to execute the Business Combination as contemplated.

To ensure transparency, additional disclosures have been added on the cover page and pages 12, 48 and 153 of Amendment No. 1 to clarify the contingent nature of the PIPE Investment and Debt Facility funding and the potential risks associated with its completion.

Information About WTMA

Our Sponsor, Page 226

38.	Describe the material roles and responsibilities of the SPAC sponsor, its affiliates, and any promoters in directing and managing the special purpose acquisition company’s activities. Please see Item 1603(a)(4) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 275 of Amendment No. 1 accordingly.

Directors and Executive Officers, Page 231

39.	Briefly describe the fiduciary duties of each officer and director of the SPAC to other companies to which they have fiduciary duties. See Item 1603(c) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 204 and 282-283 of Amendment No. 1 accordingly.

January 24, 2025

CMR’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 279

40.	We note your disclosure related to the fire at CMR’s recycling facility, resulting in a total loss of the facility. Please expand your disclosure throughout the registration statement to provide an update as to the status of CMR’s business, the ongoing monitoring by the Environmental Protection Agency and the potential effect such a loss could have upon completion of the business combination. Also, given the disclosure on Page 279 that rebuilding and expanding is contingent upon securing sufficient funding, please revise to specifically discuss the amounts and sources of capital that will be needed to accomplish those purposes, such as insurance claims, the PIPE financing and/or Debt Facility.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 39-40, 111, 180-181, 189, 318 and 333-334 of Amendment No. 1 accordingly.

Information About New EM, Page 376

41.	Please provide more information here or elsewhere in your registration statement as appropriate, regarding any material patents, trademarks, licenses and New EM’s reliance upon copyright, trade secret and intellectual property laws. In this regard, we note multiple references to patents held by the Korean Companies. Please revise to disclose the type, duration and expiration of such patents. Refer to Item 101(c)(1)(iii) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 442-443 of Amendment No. 1 accordingly.

Management of New EM, Page 382

42.	Mr. Watkins is listed in the table but there is no disclosure about him following the table. Please revise or advise.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 445 of Amendment No. 1 accordingly.

Beneficial Ownership of Securities, Page 389

43.	Please revise to identify the natural persons who have or share voting and/or dispositive powers over the shares held by each entity listed in each table.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that we have requested (via email) the identity of the natural person(s) that have or share voting and/or dispositive power over the securities beneficially owned by each of Springrock Management Inc. (“Springrock”) and Broughton Capital Group (“BCG”) and, to date, have not received a response from either Springrock or BCG.

January 24, 2025

With respect to Rivernorth Capital Management, LLC (“Rivernorth”) and Polar Asset Management Partners Inc. (“Polar”), we respectfully advise the Staff that the Co-Registrants believe they have complied with the requirements of Regulation S-K Item 403 in preparing the tables under the heading “Beneficial Ownership of Securities” in the Registration Statement. In particular, as permitted by the instructions to Item 403 (including Instruction 3 thereof), the Co-Registrants have relied on Schedule 13G filings by WTMA’s public stockholders. None of the Co-Registrants has knowledge of the natural persons with voting and/or dispositive powers over the shares or an ability to obtain this information, and the information known to and disclosed by the Co-Registrants in the Registration Statement relating to the beneficial ownership of the shares reported to be owned by Rivernorth and Polar is limited to the information included in such stockholders’ Schedule 13G filings, which do not identify a natural person with voting and/or dispositive powers over the shares held by each respective entity.

Where You Can Find More Information, Page 422

44.	We note your disclosure that “[a]ll information contained or incorporated by reference in this proxy statement/prospectus relating to WTMA has been supplied by WTMA, and all such information relating to EM has been supplied by EM. Information provided by either WTMA or EM does not constitute any representation, estimate or projection of any other party.” Because these statements could be read as disclaimers of your responsibility for the disclosure in your filing, please revise to remove any implication that WTMA or EM disclaim responsibility for any of the disclosures contained in the registration statement.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 494 of Amendment No. 1 to remove the language quoted in the Staff’s comment.

Index to Financial Statements

General, Page F-1

45.	Please note the updating requirements of Rule 8-08 of Regulation S-X. Please similarly update the related financial information throughout the filing.

Response: We respectfully acknowledge the Staff’s comment and have filed updated financial statements with Amendment No. 1 in accordance with the updating requirements of Rule 8-08 of Regulation S-X and have updated the related financial information throughout the Amendment No. 1 accordingly.

Evolution Metals LLC
Report of Independent Registered Public Accounting Firm, Page F-57

46.	Given that the business combination will be accounted for as a reverse recapitalization, please tell us how your auditor determined that it was appropriate for the audit to be conducted in accordance with auditing standards generally accepted in the United States of America rather than standards of the PCAOB. Refer to Rule 15- 01(a) of Regulation S-X.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the audits of the historical financial statements of EM and the Korean Companies included in the Registration Statement were conducted in accordance with auditing standards generally accepted in the United States of America (“U.S. GAAS”) and the audits of the historical financial statements of WTMA and CMR included in the Registration Statement were conducted in accordance with the auditing standards of the Public Company Accounting Oversight Board (“PCAOB”).

January 24, 2025

In determining that it was appropriate for the audit of the historical financial statements of EM included in the Registration Statement to be conducted in accordance with U.S. GAAS, the auditor evaluated the audit requirements under Rule 15-01(a) of Regulation S-X and the related guidance in the Adopting Release with respect to the Staff’s final rules regarding Special Purpose Acquisition Companies, Shell Companies, and Projections [Release Nos. 33-11265; 34-99418] (the “Adopting Release”).

Rule 15-01(a) of Regulation S-X provides in relevant part:

The term audit (or examination), when used in regard to financial statements of an entity that is or will be a predecessor to a shell company (other than a business combination related shell company), means an examination of the financial statements by an independent accountant in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”) for the purpose of expressing an opinion thereon. When used in regard to financial statements of an entity that is not a predecessor that are included in a registration statement or proxy statement filed for a combination with an issuer that is a shell company (other than a business combination related shell company), the term means an examination of the financial statements by an independent accountant in accordance with either the standards of the PCAOB or U.S. generally accepted auditing standards (“U.S. GAAS”) as specified or permitted in this part and forms applicable to those entities for the purpose of expressing an opinion thereon.

On pages 208-09 of the Adopting Release, the Staff provides the following illustration of the application of the final rules in connection with a de-SPAC transaction involving multiple target companies (footnotes omitted):

To illustrate application of the final rules, assume a SPAC files a Form S-4 to register the issuance of shares to acquire two unrelated businesses and only one of the businesses will be the predecessor for financial reporting purposes. Under the final rules, each “issuer” (the SPAC and the two unrelated businesses) must sign the registration statement. The pro forma financial statements included in the Form S-4 depict a reverse recapitalization with the predecessor and an acquisition of the other business. Subsequent Exchange Act reports, such as the next Form 10-K, will include the historical financial statements of the predecessor. In this scenario, the Form S-4 would require two to three years of historical financial statements for the business that will be the predecessor audited in accordance with PCAOB standards. By contrast, the non-predecessor business will be a company being acquired under Item 17 of Form S-4 and its financial statements may be audited in accordance with either PCAOB standards or U.S. GAAS standards, despite it being an issuer.

The auditor noted that, for the reasons described in the response to the Staff’s comment 33 above, CMR has been identified as the sole predecessor to WTMA in connection with the Business Combination, and each of EM and the Korean Companies has been determined to be a non-predecessor co-registrant and company being acquired under Item 17 of Form S-4. Considering the rule and the related guidance identified above, the auditor concluded that the audit of the historical financial statements of EM included in the Registration Statement may be conducted in accordance with U.S. GAAS. By contrast, because CMR has been identified as the sole predecessor to WTMA in connection with the Business Combination, the auditor concluded that the historical financial statements of CMR included in the Registration Statement were required to be audited in accordance with PCAOB standards pursuant to Rule 15-01(a) of Regulation S-X.

January 24, 2025

Notes to the Financial Statements Note 4 -

Proposed Business Combinations , Page F-67

47.	We note your disclosure on Page F-69 regarding the October 30, 2024, CMR facility fire, which resulted in the total loss of the physical facility. You further disclose that the Company is reassessing the feasibility of the anticipated acquisition. Please clarify how this disclosure relates to the Subsequent Event Note on Page F-97 in the Critical Mineral Recovery, Inc. financial statements, wherein you disclose that subsequent to the fire, on November 4, 2024, a new agreement was entered into with Evolution Metals LLC to sell all of the existing shares of the Company to Evolution Metals.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the disclosure on page F-93 of Amendment No. 1 regarding the October 30, 2024 fire at the CMR facility reflects the reassessment process that was initiated immediately following the event. This process involved evaluating the impact of the facility loss on the anticipated acquisition. Subsequent to this disclosure, CMR, WTMA and EM continued negotiations to address the implications of the fire, resulting in the execution of a new agreement on November 4, 2024.

The Subsequent Events Note on page F-122 of Amendment No. 1 in the notes to the financial statements of CMR aligns with this timeline and provides an update on the outcome of these negotiations. Specifically, it reflects that despite the total loss of the physical facility, EM and the shareholders of CMR agreed to proceed with the acquisition under revised terms. The new agreement includes adjustments to the valuation and other material terms to account for the impact of the fire.

Item 21. Exhibits and Financial Statements Schedules.
Exhibit 23.4 - Consent of Independent Auditor of Handa Lab Co., Ltd., Page II-3

48.	In your next amendment please revise to include the signature of the independent accountant. This comment also applies to Exhibits 23.5, 23.6, and 23.7.

Response: We respectfully acknowledge the Staff’s comment and have included the signatures of the independent accountants in the independent accountants’ consents filed as Exhibits 23.4, 23.5, 23.6 and 23.7 to Amendment No. 1.

January 24, 2025

Exhibits

49.	Considering the application of Rule 145a of Regulation S-K, please include all outstanding securities of Welsbach Technology Metals Acquisition Corp. in the Fee Table and pay the related fee.

Response: We respectfully acknowledge the Staff’s comment and have updated the fee table filed as Exhibit 107 to Amendment No. 1 accordingly and have paid the filing fee.

50.	Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement. For example, we note references to an Indemnity Agreements, the intended PIPE transaction and the BCG Debt Facility.

Response: We respectfully acknowledge the Staff’s comment and have revised the exhibit index on pages II-4 through II-6 of Amendment No. 1 accordingly and have filed the material contracts required by Item 601(b)(10) of Regulation S-K or noted in the exhibit index which material contracts have been previously filed or will be filed as exhibits to a subsequent amendment to the Registration Statement. We respectfully advise the Staff that WTMA’s form of indemnification agreement was filed as Exhibit 10.20 to the Registration Statement. Additionally, we have added the Form of PIPE Subscription Agreement as Exhibit 10.41 to Amendment No. 1. and will file any definitive agreements relating to the PIPE Investment when available in a subsequent amendment to the Registration Statement. Additionally, upon entering into a definitive material agreement in connection with the BCG Debt Facility, we will file such agreement as required by Item 601(b)(10) of Regulation S-K.

If you have any questions regarding the foregoing or Amendment No. 1, please contact the undersigned at (251) 280-1980 or Craig D. Linder at (877) 541-3263.

January 24, 2025

Sincerely,

/s/ Christopher Clower
Christopher Clower
Chief Operating Officer

cc:	Craig D. Linder, Esq./Anthony, Linder & Cacomanolis, PLLC
Laura Anthony, Esq./Anthony, Linder & Cacomanolis, PLLC
Christopher Clower, Welsbach Technology Metals Acquisition Corp.
Joel May, Jones Day
Thomas Short, Jones Day